UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2025 AND 2024

Address: No. 3 Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, “the Company”) as of March 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2025 and 2024, and notes to the consolidated financial statements, including the summary of material accounting policies (together “the consolidated financial statements”). Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standard on Review Engagements 2410, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing of the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2025 and 2024, and its consolidated financial performance and cash flows for the three-month periods ended March 31, 2025 and 2024, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$26,838 million and NT$29,288 million, which represented 4.68% and 5.16% of the total consolidated assets as of March 31, 2025 and 2024, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$(258) million and NT$1 million, which represented (2.76)% and 0.01% of the consolidated income from continuing operations before income tax for the three-month periods ended March 31, 2025 and 2024, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$71 million and NT$241 million, which represented 0.58% and 1.31% of the consolidated total comprehensive income (loss) for the three-month periods ended March 31, 2025 and 2024, respectively, are based solely on the reports of other independent auditors.

/s/ Yang, Yu-Ni

/s/ Yu, Chien-Ju

Ernst & Young, Taiwan

April 23, 2025

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or Standards on Auditing of the Republic of China, and their applications in practice.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2025, December 31, 2024 and March 31, 2024
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	March 31, 2025	December 31, 2024	March 31, 2024
Current assets
Cash and cash equivalents	4, 6(1)	$106,353,757	$105,000,226	$119,431,260
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	555,297	606,018	450,991
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	6,398,188	5,893,377	6,721,549
Financial assets measured at amortized cost, current	4, 6(4)	3,561,874	3,739,224	5,593,700
Contract assets, current	4, 6(21)	343,808	625,713	574,249
Accounts receivable, net	4, 6(5)	34,388,850	32,723,426	30,206,711
Accounts receivable-related parties, net	4, 7	411,775	620,013	470,257
Other receivables	4	1,842,446	1,651,494	3,683,750
Current tax assets	4	85,811	83,944	133,034
Inventories, net	4, 5, 6(6)	35,424,924	35,782,464	34,593,276
Prepayments		2,071,232	2,337,085	2,568,359
Other current assets	6(21)	885,124	614,900	735,220
Total current assets		192,323,086	189,677,884	205,162,356

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	17,774,318	17,850,914	17,685,117
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	11,233,876	11,315,951	12,815,300
Financial assets measured at amortized cost, noncurrent	4, 6(4)	-	-	248,021
Investments accounted for under the equity method	4, 6(7), 7	42,399,076	43,320,605	46,793,606
Property, plant and equipment	4, 6(8), 8	282,051,327	279,059,037	254,135,871
Right-of-use assets	4, 6(9), 8	7,948,011	8,039,015	7,658,502
Intangible assets	4, 6(10), 7	3,909,747	4,154,315	4,023,612
Deferred tax assets	4	5,389,623	5,210,489	5,028,668
Prepayment for equipment		3,501,145	4,932,505	5,543,410
Refundable deposits	8	2,004,411	1,992,400	3,265,200
Other noncurrent assets-others		4,427,663	4,647,562	4,712,923
Total non-current assets		380,639,197	380,522,793	361,910,230

Total assets		$572,962,283	$570,200,677	$567,072,586

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2025, December 31, 2024 and March 31, 2024
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	March 31, 2025	December 31, 2024	March 31, 2024
Current liabilities
Short-term loans	6(11), 6(28)	$6,500,000	$8,515,000	$11,130,000
Financial liabilities at fair value through profit or loss, current	4, 6(12)	1,098,893	901,000	1,561,120
Contract liabilities, current	4, 6(21)	2,607,965	2,200,561	3,497,847
Accounts payable		9,273,324	7,633,427	7,458,749
Other payables	4, 6(20), 6(22), 7	22,018,614	24,103,882	23,214,842
Payables on equipment		8,464,775	10,522,489	13,969,298
Current tax liabilities	4	4,261,172	3,365,012	7,974,863
Lease liabilities, current	4, 6(9), 6(28)	639,835	636,357	548,422
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	11,131,620	10,994,998	14,466,461
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28)	6,877,168	6,387,463	4,581,517
Total current liabilities		72,873,366	75,260,189	88,403,119

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	465,220	459,620	448,560
Bonds payable	4, 6(13), 6(28)	24,586,311	24,584,979	24,580,982
Long-term loans	6(14), 6(28)	20,041,099	30,948,500	18,869,012
Deferred tax liabilities	4	8,517,492	7,810,834	5,828,430
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,699,701	5,782,659	5,415,852
Net defined benefit liabilities, noncurrent	4	1,051,517	1,432,249	1,659,030
Guarantee deposits	6(28)	42,289,772	41,953,360	41,217,600
Other noncurrent liabilities-others	4, 6(16), 6(18), 6(20), 6(28)	6,609,174	3,783,283	2,421,951
Total non-current liabilities		109,260,286	116,755,484	100,441,417

Total liabilities		182,133,652	192,015,673	188,844,536

Equity attributable to the parent company
Capital	4, 6(19)
Common stock		125,583,590	125,607,164	125,290,340
Additional paid-in capital	4, 6(19), 6(20)
Premiums		4,960,958	4,960,958	3,997,662
Treasury stock transactions		4,531,955	4,531,955	4,531,955
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		3,039,275	3,039,275	3,039,275
Recognition of changes in subsidiaries’ ownership		26,468	23,654	5,422
Share of changes in net assets of associates and joint ventures accounted for using equity method		529,460	328,679	346,687
Restricted stock for employees		1,886,214	1,877,097	2,381,712
Other		20,826	20,858	19,140
Retained earnings	6(19)
Legal reserve		36,727,862	36,727,862	30,472,125
Special reserve		-	-	2,734,058
Unappropriated earnings		197,887,505	190,120,643	194,303,808
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		5,163,151	696,785	(3,186,676)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		12,018,092	11,985,495	15,693,046
Unearned employee compensation		(1,770,458)	(1,992,034)	(1,716,428)
Total equity attributable to the parent company		390,604,898	377,928,391	377,912,126

Non-controlling interests	6(19)	223,733	256,613	315,924
Total equity		390,828,631	378,185,004	378,228,050

Total liabilities and equity		$572,962,283	$570,200,677	$567,072,586

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month periods ended March 31, 2025 and 2024
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended March 31,
	Notes	2025	2024
Operating revenues	4, 6(21), 7	$57,858,957	$54,632,099
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(42,412,312)	(37,732,669)
Gross profit		15,446,645	16,899,430
Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(619,236)	(683,987)
General and administrative expenses		(1,542,431)	(1,702,018)
Research and development expenses		(3,963,703)	(3,407,407)
Expected credit impairment gains		2,406	45,530
Subtotal		(6,122,964)	(5,747,882)
Net other operating income and expenses	4, 6(16), 6(23)	462,220	512,953
Operating income		9,785,901	11,664,501
Non-operating income and expenses
Interest income	4	605,314	1,071,136
Other income	4	11,514	10,470
Other gains and losses	4, 6(24)	(564,722)	(408,150)
Finance costs	6(24)	(398,973)	(414,879)
Share of profit or loss of associates and joint ventures	4, 6(7)	(207,888)	100,642
Exchange gain, net	4	115,425	697,164
Subtotal		(439,330)	1,056,383
Income from continuing operations before income tax		9,346,571	12,720,884
Income tax expense	4, 6(26)	(1,603,332)	(2,291,289)
Net income		7,743,239	10,429,595
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	583,395	1,852,889
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		(558,224)	595,478
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(2,453)	46,034
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		4,696,653	5,122,067
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		103,736	237,993
Income tax related to items that may be reclassified subsequently	4, 6(26)	(333,994)	99,747
Total other comprehensive income (loss)		4,489,113	7,954,208
Total comprehensive income (loss)		$12,232,352	$18,383,803

Net income (loss) attributable to:
Shareholders of the parent		$7,776,741	$10,456,142
Non-controlling interests		(33,502)	(26,547)
		$7,743,239	$10,429,595

Comprehensive income (loss) attributable to:
Shareholders of the parent		$12,265,825	$18,410,312
Non-controlling interests		(33,473)	(26,509)
		$12,232,352	$18,383,803

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		$0.62	$0.84
Earnings per share-diluted		$0.62	$0.83

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three-month periods ended March 31, 2025 and 2024
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2024	6(19)	$125,298,222	$14,324,773	$30,472,125	$2,734,058	$183,847,052	$(8,646,445)	$13,199,259	$(1,991,331)	$359,237,713	$340,859	$359,578,572
Net income (loss) for the three-month period ended March 31, 2024	6(19)	-	-	-	-	10,456,142	-	-	-	10,456,142	(26,547)	10,429,595
Other comprehensive income (loss) for the three-month period ended March 31, 2024	6(19), 6(25)	-	-	-	-	614	5,459,769	2,493,787	-	7,954,170	38	7,954,208
Total comprehensive income (loss)		-	-	-	-	10,456,756	5,459,769	2,493,787	-	18,410,312	(26,509)	18,383,803
Share-based payment transaction	4, 6(19), 6(20)	(7,882)	7,417	-	-	-	-	-	274,903	274,438	1,134	275,572
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(12,161)	-	-	-	-	-	-	(12,161)	-	(12,161)
Changes in subsidiaries’ ownership	4, 6(19)	-	2,080	-	-	-	-	-	-	2,080	440	2,520
Others	6(19)	-	(256)	-	-	-	-	-	-	(256)	-	(256)
Balance as of March 31, 2024	6(19)	$125,290,340	$14,321,853	$30,472,125	$2,734,058	$194,303,808	$(3,186,676)	$15,693,046	$(1,716,428)	$377,912,126	$315,924	$378,228,050

Balance as of January 1, 2025	6(19)	$125,607,164	$14,782,476	$36,727,862	$-	$190,120,643	$696,785	$11,985,495	$(1,992,034)	$377,928,391	$256,613	$378,185,004
Net income (loss) for the three-month period ended March 31, 2025	6(19)	-	-	-	-	7,776,741	-	-	-	7,776,741	(33,502)	7,743,239
Other comprehensive income (loss) for the three-month period ended March 31, 2025	6(19), 6(25)	-	-	-	-	-	4,466,366	22,718	-	4,489,084	29	4,489,113
Total comprehensive income (loss)		-	-	-	-	7,776,741	4,466,366	22,718	-	12,265,825	(33,473)	12,232,352
Share-based payment transaction	4, 6(19), 6(20)	(23,574)	9,029	-	-	-	-	-	221,576	207,031	457	207,488
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	200,781	-	-	(9,879)	-	9,879	-	200,781	-	200,781
Changes in subsidiaries’ ownership	4, 6(19)	-	2,902	-	-	-	-	-	-	2,902	(1,032)	1,870
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	1,168	1,168
Others		-	(32)	-	-	-	-	-	-	(32)	-	(32)
Balance as of March 31, 2025	6(19)	$125,583,590	$14,995,156	$36,727,862	$-	$197,887,505	$5,163,151	$12,018,092	$(1,770,458)	$390,604,898	$223,733	$390,828,631

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2025 and 2024
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2025	2024
Cash flows from operating activities:
Net income before tax	$9,346,571	$12,720,884
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	13,426,861	10,257,846
Amortization	701,281	627,800
Expected credit impairment gains	(2,406)	(45,530)
Net loss of financial assets and liabilities at fair value through profit or loss	564,708	428,142
Interest expense	386,155	395,087
Interest income	(605,314)	(1,071,136)
Dividend income	(3,375)	(3,929)
Share-based payment	209,832	278,092
Share of loss (profit) of associates and joint ventures	207,888	(100,642)
Gain on disposal of property, plant and equipment	(19,629)	(32,831)
Loss on disposal of investments accounted for under the equity method	8	-
Exchange loss on financial assets and liabilities	186,414	716,312
Amortization of deferred government grants	(345,387)	(283,430)
Income and expense adjustments	14,707,036	11,165,781
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	19,613	(418,632)
Contract assets	288,227	160,778
Accounts receivable	(1,049,440)	(822,752)
Other receivables	133,076	(834,051)
Inventories	705,658	1,351,616
Prepayments	471,595	(83,243)
Other current assets	(240)	(17,873)
Contract fulfillment costs	(261,576)	168,708
Contract liabilities	365,511	173,719
Accounts payable	1,538,635	(114,186)
Other payables	(2,424,655)	(2,073,705)
Other current liabilities	351,938	(691,550)
Net defined benefit liabilities	(380,732)	(546,055)
Other noncurrent liabilities-others	5,258	3,946
Cash generated from operations	23,816,475	20,143,385
Interest received	631,109	997,629
Dividend received	130,289	85,748
Interest paid	(167,503)	(154,224)
Income tax paid	(584,665)	(252,667)
Net cash provided by operating activities	23,825,705	20,819,871

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2025 and 2024
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2025	2024
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(236,992)	$(381,038)
Proceeds from disposal of financial assets at fair value through profit or loss	49,366	99,668
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	160,659	-
Acquisition of financial assets measured at amortized cost	(2,004,570)	(261,463)
Proceeds from redemption of financial assets measured at amortized cost	2,256,050	1,000,000
Acquisition of investments accounted for under the equity method	-	(533,973)
Acquisition of property, plant and equipment	(14,152,674)	(28,497,609)
Proceeds from disposal of property, plant and equipment	31,667	49,487
Increase in refundable deposits	(3,339)	(566,358)
Decrease in refundable deposits	703	30,256
Acquisition of intangible assets	(328,987)	(845,526)
Government grants related to assets acquisition	3,722,471	-
Increase in other noncurrent assets-others	(49)	(8,079)
Decrease in other noncurrent assets-others	38	-
Net cash used in investing activities	(10,505,657)	(29,914,635)
Cash flows from financing activities:
Increase in short-term loans	5,960,000	8,450,000
Decrease in short-term loans	(7,975,000)	(10,850,000)
Bonds issuance costs	-	(30)
Redemption of bonds	-	(2,100,000)
Proceeds from long-term loans	1,300,000	5,663,080
Repayments of long-term loans	(12,302,686)	(7,150,934)
Increase in guarantee deposits	653	2,098
Decrease in guarantee deposits	(548,651)	(284,020)
Cash payments for the principal portion of the lease liability	(211,427)	(168,772)
Change in non-controlling interests	1,168	-
Others	(146)	(330)
Net cash used in financing activities	(13,776,089)	(6,438,908)
Effect of exchange rate changes on cash and cash equivalents	1,809,572	2,411,317
Net increase (decrease) in cash and cash equivalents	1,353,531	(13,122,355)
Cash and cash equivalents at beginning of period	105,000,226	132,553,615
Cash and cash equivalents at end of period	$106,353,757	$119,431,260

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three-Month Periods Ended March 31, 2025 and 2024

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1. HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2. DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on April 23, 2025.

3. NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)
The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (FSC) and become effective for annual periods beginning on or after January 1, 2025. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)
Standards issued by International Accounting Standards Board (“IASB”) which have been endorsed by FSC, but not adopted by the Company are listed below:

The Q&A related to the early application of certain amendments to IFRS 9 “Financial Instruments” (IFRS 9) and IFRS 7 “Financial Instruments: Disclosures” (IFRS 7) - Amendments to the Classification and Measurement of Financial Instruments

In the Q&A, only IFRS 9 Section 4.1 (Classification of Financial Assets) of the application guidance is allowed to early adopt from 1 January 2025. Additionally, entities must also comply with the requirements of paragraphs 20B, 20C and 20D of IFRS 7 and disclose the fact of early adoption of these amendments in the financial statements.

(3) Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19 “Disclosure Initiative - Subsidiaries without Public Accountability: Disclosures”	January 1, 2027
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Contracts Referencing Nature-dependent Electricity	January 1, 2026

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a. Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b. IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.

Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after January 1, 2023 (from the original effective date of January 1, 2021), provide additional transition reliefs, simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after January 1, 2023.

c. IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i. Improved comparability in the statement of profit or loss (income statement)

IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii. Enhanced transparency of management-defined performance measures

IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii. Useful grouping of information in the financial statements

IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

d. Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the Classification and Measurement of Financial Instruments

The amendments include:

i. Clarify that a financial liability is derecognised on the settlement date and describe the accounting treatment for settlement of financial liabilities using an electronic payment system before the settlement date.

ii. Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features.

iii. Clarify the treatment of non-recourse assets and contractually linked instruments.

iv. Require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

e. Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Contracts Referencing Nature-dependent Electricity

The amendments include:

i. Clarify the application of the “own-use” requirements.

ii. Permit hedge accounting if these contracts are used as hedging instruments.

iii. Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (e) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4. SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1) Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2) Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3) General Description of Reporting Entity

a. Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2024. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2024.

b. The consolidated entities are as follows:

As of March 31, 2025, December 31, 2024 and March 31, 2024

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2025	December 31, 2024	March 31, 2024
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2025	December 31, 2024	March 31, 2024
UMC	UMC KOREA CO., LTD. (UMC KOREA)	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	79.50	79.54	80.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	95.24	94.93	99.01
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2025	December 31, 2024	March 31, 2024
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. (UDS) (Note)	Integrated circuits design services	-	-	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00

Note: In August 2024, HEJIAN has disposed of its 100% of ownership interest in the subsidiary, UDS.

(4) Other Material Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2024. For the summary of material accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2024.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2025 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2024. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2024.

6. CONTENTS OF SIGNIFICANT ACCOUNTS

(1)
Cash and Cash Equivalents

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Cash on hand and petty cash	$6,310	$6,258	$6,215
Checking and savings accounts	30,588,183	25,388,395	47,369,157
Time deposits	71,249,177	73,507,742	70,492,163
Repurchase agreements collateralized by government bonds and corporate notes	4,510,087	6,097,831	1,563,725
Total	$106,353,757	$105,000,226	$119,431,260

(2)
Financial Assets at Fair Value through Profit or Loss

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$8,607,884	$8,759,564	$9,474,883
Preferred stocks	3,488,445	3,475,613	3,068,290
Funds	5,768,401	5,792,863	4,627,993
Convertible bonds	398,625	363,430	805,242
Forward exchange contracts	-	2	-
Others	66,260	65,460	159,700
Total	$18,329,615	$18,456,932	$18,136,108

Current	$555,297	$606,018	$450,991
Non-current	17,774,318	17,850,914	17,685,117
Total	$18,329,615	$18,456,932	$18,136,108

(3)
Financial Assets at Fair Value through Other Comprehensive Income

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Equity instruments
Common stocks	$17,427,448	$17,004,448	$19,351,966
Preferred stocks	204,616	204,880	184,883
Total	$17,632,064	$17,209,328	$19,536,849

Current	$6,398,188	$5,893,377	$6,721,549
Non-current	11,233,876	11,315,951	12,815,300
Total	$17,632,064	$17,209,328	$19,536,849

a.
These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.
Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were both nil for the three-month periods ended March 31, 2025 and 2024.

c.
UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4) Financial Assets Measured at Amortized Cost

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Time deposits with original maturities over three months	$3,561,874	$3,739,224	$5,841,721

Current	$3,561,874	$3,739,224	$5,593,700
Non-current	-	-	248,021
Total	$3,561,874	$3,739,224	$5,841,721

(5) Accounts Receivable, Net

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Accounts receivable	$34,397,672	$32,734,422	$30,241,558
Less: loss allowance	(8,822)	(10,996)	(34,847)
Net	$34,388,850	$32,723,426	$30,206,711

Aging analysis of accounts receivable:

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Neither past due	$31,986,126	$29,338,097	$27,566,323
Past due:
≤ 30 days	2,217,147	3,292,457	1,980,508
31 to 60 days	170,859	77,929	167,066
61 to 90 days	1,133	1,249	7,396
91 to 120 days	7,019	1,115	13,914
≥ 121 days	15,388	23,575	506,351
Subtotal	2,411,546	3,396,325	2,675,235
Total	$34,397,672	$32,734,422	$30,241,558

Movement of loss allowance for accounts receivable:

	For the three-month periods ended March 31,
	2025	2024
Beginning balance	$10,996	$79,062
Net recognition (reversal) for the period	(2,174)	(44,215)
Ending balance	$8,822	$34,847

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the three-month periods ended March 31, 2025 and 2024, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6) Inventories, Net

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Raw materials	$11,311,034	$10,731,866	$11,219,702
Supplies and spare parts	6,091,408	6,238,353	6,217,991
Work in process	16,825,350	16,051,506	15,336,453
Finished goods	1,197,132	2,760,739	1,819,130
Total	$35,424,924	$35,782,464	$34,593,276

a.
For the three-month periods ended March 31, 2025 and 2024, the Company recognized NT$40,360 million and NT$35,375 million, respectively, in operating costs, of which NT$608 million was related to write-down of inventories and NT$47 million was related to reversal of write-down of inventories.

b.
None of the aforementioned inventories were pledged.

(7) Investments Accounted for Under the Equity Method

a.
Details of investments accounted for under the equity method are as follows:

	As of
	March 31, 2025		December 31, 2024		March 31, 2024
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$3,249,558	17.99	$2,977,838	19.02	$3,872,126	19.02
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	2,518,196	13.80	2,492,118	13.80	2,566,398	13.80
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	14,024,274	13.01	13,853,588	13.01	14,185,999	13.05

	As of
	March 31, 2025		December 31, 2024		March 31, 2024
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	$-	45.44	$-	45.44	$-	45.44
UNITECH CAPITAL INC.	464,007	42.00	556,610	42.00	574,503	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	1,232,403	40.00	1,298,112	40.00	1,903,231	40.00
HSUN CHIEH CAPITAL CORP.	260,994	40.00	266,066	40.00	222,094	40.00
PURIUMFIL INC.	12,435	40.00	12,423	40.00	14,492	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note F)	11,117,804	36.49	11,654,611	36.49	12,623,840	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	9,370,080	26.78	10,067,226	26.78	10,663,270	26.78
UNITED LED CORPORATION HONG KONG LIMITED	125,131	25.14	101,468	25.14	95,900	25.14
VSENSE CO., LTD. (Note D)	-	23.98	-	23.98	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note G)	24,194	10.38	40,545	10.38	71,753	10.38
Total	$42,399,076		$43,320,605		$46,793,606

Note A:

In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. SIS executed a capital reduction and refunded NT$499 million based on UMC’s stockholding percentage in July 2024.

Note B:

Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors. The Company participated in the capital increase of FARADAY in March 2024. Please refer to Note 7 for the relevant information.

Note C:

Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that UMC obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors.

Note D:

When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note E:	TRIKNIGHT executed a capital reduction and refunded NT$400 million and NT$360 million based on UMC’s stockholding percentage in April and December 2024, respectively.

Note F:

HSUN CHIEH executed a capital reduction and refunded NT$343 million and NT$343 million based on UMC’s stockholding percentage in March 2025 and April 2024, respectively. As of March 31, 2025, NT$343 million of the abovementioned refunds have not yet been received and were accounted for as other receivables.

Note G:	The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$19,792 million, NT$19,324 million and NT$20,625 million as of March 31, 2025, December 31, 2024 and March 31, 2024, respectively. The fair value of these investments were NT$30,773 million, NT$43,305 million and NT$55,752 million as of March 31, 2025, December 31, 2024 and March 31, 2024, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$(258) million and NT$1 million for the three-month periods ended March 31, 2025 and 2024, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$71 million and NT$241 million for the three-month periods ended March 31, 2025 and 2024, respectively. The balances of investments accounted for under the equity method were NT$26,838 million, NT$27,670 million and NT$29,288 million as of March 31, 2025, December 31, 2024 and March 31, 2024, respectively.

Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but has significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

b.
Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month periods ended March 31, 2025 and 2024 were NT$9 million and NT$33 million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended March 31,
	2025	2024
Income (loss) from continuing operations	$(207,888)	$100,642
Other comprehensive income (loss)	(463,466)	800,055
Total comprehensive income (loss)	$(671,354)	$900,697

c.
Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
HSUN CHIEH	441,371	441,371	441,371
SIS	266,580	266,580	266,580
YANN YUAN	192,963	192,963	192,963
UNIMICRON and its Subsidiaries	47	47	47
Total	900,961	900,961	900,961

(8) Property, Plant and Equipment

a.
For the three-month period ended March 31, 2025:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2025	$1,410,796	$65,588,012	$1,126,546,727	$78,020	$9,533,232	$68,407	$44,767,602	$1,247,992,796
Additions	-	129	-	-	-	-	10,568,070	10,568,199
Disposals	-	-	(665,110)	(360)	(493)	-	-	(665,963)
Transfers and reclassifications	-	182,716	16,869,834	828	171,845	2,121	(14,259,213)	2,968,131
Exchange effect	33,275	729,970	6,308,225	545	39,704	1,205	527,474	7,640,398
As of March 31, 2025	$1,444,071	$66,500,827	$1,149,059,676	$79,033	$9,744,288	$71,733	$41,603,933	$1,268,503,561

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2025	$-	$25,675,000	$937,309,791	$61,733	$7,534,386	$67,464	$-	$970,648,374
Depreciation	-	564,264	12,525,285	1,050	141,934	534	-	13,233,067
Disposals	-	-	(663,943)	(360)	(493)	-	-	(664,796)
Exchange effect	-	159,110	4,761,526	407	30,314	1,146	-	4,952,503
As of March 31, 2025	$-	$26,398,374	$953,932,659	$62,830	$7,706,141	$69,144	$-	$988,169,148
Net carrying amount:
As of March 31, 2025	$1,444,071	$40,102,453	$195,127,017	$16,203	$2,038,147	$2,589	$41,603,933	$280,334,413

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2025	$536,721	$2,461,012	$6,345	$1,409,464	$4,413,542
Disposals	-	-	-	(512)	(512)
Transfers and reclassifications	-	6,544	-	1,430	7,974
Exchange effect	5,077	5,489	-	4,366	14,932
As of March 31, 2025	$541,798	$2,473,045	$6,345	$1,414,748	$4,435,936

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2025	$-	$1,347,206	$6,345	$1,345,376	$2,698,927
Depreciation	-	9,910	-	3,667	13,577
Disposals	-	-	-	(512)	(512)
Exchange effect	-	2,831	-	4,199	7,030
As of March 31, 2025	$-	$1,359,947	$6,345	$1,352,730	$2,719,022
Net carrying amount:
As of March 31, 2025	$541,798	$1,113,098	$-	$62,018	$1,716,914

b.
For the three-month period ended March 31, 2024:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$1,430,338	$38,369,863	$1,021,498,821	$71,712	$8,873,468	$65,823	$82,358,651	$1,152,668,676
Additions	-	16,966	-	-	-	-	22,128,232	22,145,198
Disposals	-	-	(601,227)	-	(515)	-	-	(601,742)
Transfers and reclassifications	-	19,215	19,355,720	72	100,350	-	(18,984,870)	490,487
Exchange effect	(15,581)	215,062	7,985,369	691	33,904	1,560	1,859,583	10,080,588
As of March 31, 2024	$1,414,757	$38,621,106	$1,048,238,683	$72,475	$9,007,207	$67,383	$87,361,596	$1,184,783,207

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$-	$24,028,140	$884,088,674	$56,257	$7,056,013	$63,038	$-	$915,292,122
Depreciation	-	341,769	9,607,847	1,159	123,447	1,157	-	10,075,379
Disposals	-	-	(584,626)	-	(515)	-	-	(585,141)
Exchange effect	-	109,925	7,466,489	451	31,321	1,549	-	7,609,735
As of March 31, 2024	$-	$24,479,834	$900,578,384	$57,867	$7,210,266	$65,744	$-	$932,392,095
Net carrying amount:
As of March 31, 2024	$1,414,757	$14,141,272	$147,660,299	$14,608	$1,796,941	$1,639	$87,361,596	$252,391,112

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$539,703	$2,440,917	$6,345	$1,385,740	$4,372,705
Transfers and reclassifications	-	-	-	9,278	9,278
Exchange effect	(2,378)	10,802	-	4,832	13,256
As of March 31, 2024	$537,325	$2,451,719	$6,345	$1,399,850	$4,395,239

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$-	$1,297,068	$6,345	$1,322,598	$2,626,011
Depreciation	-	9,726	-	3,346	13,072
Exchange effect	-	6,613	-	4,784	11,397
As of March 31, 2024	$-	$1,313,407	$6,345	$1,330,728	$2,650,480
Net carrying amount:
As of March 31, 2024	$537,325	$1,138,312	$-	$69,122	$1,744,759

c.
Details of interest expense capitalized were as follows:

	For the three-month periods ended March 31,
	2025	2024
Interest expense capitalized	$3,480	$3,683
Interest rates applied	1.72% - 1.81%	1.52% - 1.95%

d.
Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9) Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 2 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.
The Company as a lessee

(a)
Right-of-use Assets

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Land (including land use right)	$5,672,750	$5,755,484	$6,039,059
Buildings	150,096	168,568	136,833
Machinery and equipment	2,095,592	2,082,479	1,467,353
Transportation equipment	10,073	12,561	13,427
Other equipment	19,500	19,923	1,830
Net	$7,948,011	$8,039,015	$7,658,502

	For the three-month periods ended March 31,
	2025	2024
Depreciation
Land (including land use right)	$94,770	$94,250
Buildings	20,747	22,344
Machinery and equipment	61,226	49,497
Transportation equipment	2,594	3,060
Other equipment	880	244
Total	$180,217	$169,395

i.
For the three-month periods ended March 31, 2025 and 2024, the Company’s addition to right-of-use assets amounted to NT$15 million and NT$654 million, respectively.

ii.
Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)
Lease Liabilities

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Current	$639,835	$636,357	$548,422
Non-current	5,699,701	5,782,659	5,415,852
Total	$6,339,536	$6,419,016	$5,964,274

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.
The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10) Intangible Assets

For the three-month period ended March 31, 2025:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2025	$15,012	$5,476,499	$2,042,479	$2,951,272	$10,485,262
Additions	-	186,169	7,950	176,976	371,095
Write-off	-	(464,360)	-	(202,803)	(667,163)
Reclassifications	-	(6,171)	-	-	(6,171)
Exchange effect	-	79,689	243,238	8,511	331,438
As of March 31, 2025	$15,012	$5,271,826	$2,293,667	$2,933,956	$10,514,461

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2025	$7,398	$3,231,115	$1,162,797	$1,929,637	$6,330,947
Amortization	-	420,214	63,397	198,042	681,653
Write-off	-	(464,360)	-	(202,803)	(667,163)
Exchange effect	-	58,106	192,841	8,330	259,227
As of March 31, 2025	$7,398	$3,245,075	$1,419,035	$1,933,206	$6,604,714
Net carrying amount:
As of March 31, 2025	$7,614	$2,026,751	$874,632	$1,000,750	$3,909,747

For the three-month period ended March 31, 2024:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$15,012	$5,466,077	$1,773,541	$3,310,641	$10,565,271
Additions	-	164,254	-	38,784	203,038
Write-off	-	(493,384)	(214,874)	(157,824)	(866,082)
Reclassifications	-	1,581	-	-	1,581
Exchange effect	-	(28,313)	206,906	(3,943)	174,650
As of March 31, 2024	$15,012	$5,110,215	$1,765,573	$3,187,658	$10,078,458

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$7,398	$2,890,831	$908,965	$2,385,522	$6,192,716
Amortization	-	409,586	52,381	150,898	612,865
Write-off	-	(493,384)	(214,874)	(157,824)	(866,082)
Exchange effect	-	(15,860)	134,953	(3,746)	115,347
As of March 31, 2024	$7,398	$2,791,173	$881,425	$2,374,850	$6,054,846
Net carrying amount:
As of March 31, 2024	$7,614	$2,319,042	$884,148	$812,808	$4,023,612

The amortization amounts of intangible assets were as follows:

	For the three-month periods ended March 31,
	2025	2024
Operating costs	$300,565	$211,892
Operating expenses	$381,088	$400,973

(11) Short-Term Loans

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Unsecured bank loans	$6,500,000	$8,515,000	$11,130,000

As of
	March 31, 2025	December 31, 2024	March 31, 2024
Interest rates applied	1.88% - 2.99%	1.87% - 2.99%	1.73% - 2.56%

(12) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Embedded derivatives in exchangeable bonds	$1,093,616	$899,961	$1,561,120
Forward exchange contracts	5,277	1,039	-
Total	$1,098,893	$901,000	$1,561,120

(13) Bonds Payable

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Unsecured domestic bonds payable	$24,600,000	$24,600,000	$31,000,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373	5,757,373
Less: Discounts on bonds payable	(256,844)	(305,805)	(450,009)
Total	30,100,529	30,051,568	36,307,364
Less: Current or exchangeable portion due within one year	(5,514,218)	(5,466,589)	(11,726,382)
Net	$24,586,311	$24,584,979	$24,580,982

a.
UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest was paid annually and the principal was fully repaid in June 2024.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest was paid annually and the principal was fully repaid in March 2024.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest was paid annually and the principal was fully repaid in October 2024
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable in September 2028 upon maturity.

b.
On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i. Issue Amount: USD 400 million

ii. Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii. Redemption:

(i)
UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (NOVATEK) on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange rate at the time of redemption for payment in USD.
(ii)
UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)
In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)
All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)
In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)
Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv. Terms of Exchange:

(i)
Underlying Securities: Common Shares of NOVATEK
(ii)
Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares.

If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii)
Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$506.0 per NOVATEK common share on March 31, 2025.

v. Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)
UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder,
(ii)
The bondholders shall have exercised the exchange right before maturity, or
(iii)
The bonds shall have been redeemed or repurchased by UMC and cancelled.

On July 7, 2024, there were no bondholders that required UMC to redeem the outstanding exchangeable bonds.

As of March 31, 2025, December 31, 2024 and March 31, 2024, UMC has cumulatively repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling USD 187.1 million, USD 187.1 million and USD 187.1 million, respectively with derecognition of the related derivative financial liabilities.

(14) Long-Term Loans

a.
Details of long-term loans as of March 31, 2025, December 31, 2024 and March 31, 2024 were as follows:

	As of
Lenders	March 31, 2025	December 31, 2024	March 31, 2024	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$-	$-	$3,649	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	8,470	9,529	12,706	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (3)	28,471	32,029	42,706	Repayable quarterly from December 22, 2022 to February 23, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (4)	41,050	41,050	-	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	8,919	11,892	20,811	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	5,000	8,000	17,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	2,586	4,138	8,793	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	27,354	33,667	52,604	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.

	As of
Lenders	March 31, 2025	December 31, 2024	March 31, 2024	Redemption
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	$32,250	$34,400	$34,400	Repayable quarterly from December 28, 2023 to December 28, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	19,500	19,500	-	Repayable monthly from October 15, 2024 to October 15, 2031 with monthly interest payments. Interest-only payment for the first and the second year.
Secured Syndicated Loans from China Development Bank and 6 others	7,477,936	10,025,233	9,989,915	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi- annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank (1)	21,134	24,076	32,794	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from First Commercial Bank (2)	63,080	63,080	63,080	Repayable monthly from March 22, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Secured Long-Term Loan from KGI Bank	21,000	21,000	21,000	Settlement due on December 25, 2026 with monthly interest payments.
Secured Long-Term Loan from Shanghai Commercial Bank (1)	9,712	11,100	15,263	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (2)	3,735	4,046	4,980	Repayable quarterly from March 23, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (3)	33,750	36,563	45,000	Repayable quarterly from June 6, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.

	As of
Lenders	March 31, 2025	December 31, 2024	March 31, 2024	Redemption
Secured Long-Term Loan from Shanghai Commercial Bank (4)	$8,400	$9,100	$-	Repayable quarterly from September 20, 2024 to March 15, 2028 with monthly interest payments.
Secured Long-Term Loan from CTBC Bank	131,750	131,750	131,750	Repayable semi-annually from September 25, 2023 to September 25, 2028 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Bank of China	1,261,804	1,237,490	1,545,973	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	500,000	666,666	1,166,667	Repayable quarterly from March 24, 2023 to December 24, 2025 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	2,000,000	2,000,000	2,000,000	Repayable quarterly from November 24, 2026 to November 24, 2028 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	77,250	77,250	-	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Unsecured Long-Term Loan from Taiwan Cooperative Bank (1)	115,970	115,970	-	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Taiwan Cooperative Bank (2)	3,000,000	3,000,000	-	Repayable quarterly from July 17, 2027 to July 17, 2029 with monthly interest payments.
Unsecured Long-Term Loan from Eastern International Bank	59,380	59,380	-	Repayable monthly from April 10, 2024 to March 15, 2029 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Revolving Loan from First Commercial Bank (1) (Note A)	-	-	800,000	Settlement due on July 13, 2028 with monthly interest payments.

	As of
Lenders	March 31, 2025	December 31, 2024	March 31, 2024	Redemption
Unsecured Revolving Loan from First Commercial Bank (2) (Note B)	$800,000	$800,000	$-	Settlement due on August 22, 2029 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note C)	1,000,000	2,000,000	2,000,000	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note D)	-	-	1,100,000	Settlement due on July 20, 2025 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note E)	1,300,000	-	2,500,000	Repayable annually from August 10, 2023 to August 10, 2026 with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note F)	2,000,000	3,000,000	-	Repayable semi-annually from November 28, 2025 to May 28, 2028 with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note G)	1,600,000	3,000,000	-	Repayable annually from January 20, 2026 to January 20, 2029 with monthly interest payments.
Unsecured Revolving Loan from DBS Bank (Note H)	-	4,700,000	-	Settlement due on March 29, 2029 with monthly interest payments.
Unsecured Revolving Loan from DBS Bank (Taiwan) (Note I)	4,000,000	4,000,000	-	Settlement due on October 10, 2029 with monthly interest payments.
Unsecured Revolving Loan from Australia and New Zealand Bank (Note J)	-	1,300,000	-	Settlement due on September 26, 2029 with monthly interest payments.
Subtotal	25,658,501	36,476,909	21,609,091
Less: Current portion	(5,617,402)	(5,528,409)	(2,740,079)
Total	$20,041,099	$30,948,500	$18,869,012

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Interest rates applied	1.53% - 5.46%	1.53% - 5.49%	1.40% - 6.48%

Note A:

First Commercial Bank approved the 1-year credit loan on April 25, 2023, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 24, 2024. As of March 31, 2024, the unused line of credit was NT$1.2 billion.

Note B:

First Commercial Bank approved the 1-year credit loan on July 9, 2024, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to July 9, 2025. As of March 31, 2025 and December 31, 2024, the unused line of credit were both NT$1.2 billion.

Note C:

UMC entered into a 5-year loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of March 31, 2025, December 31, 2024 and March 31, 2024, the unused line of credit were all nil.

Note D:

UMC entered into a 5-year loan agreement with CTBC Bank, effective from December 24, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. The expiration date of the agreement is July 20, 2025. As of March 31, 2025, December 31, 2024 and March 31, 2024, the unused line of credit were NT$4 billion, NT$4 billion and NT$2.9 billion, respectively.

Note E:

UMC entered into a 5-year loan agreement with KGI Bank, effective from May 10, 2021. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 10, 2026. As of March 31, 2025, December 31, 2024 and March 31, 2024, the unused line of credit were NT$0.7 billion, NT$2 billion and nil, respectively.

Note F:

UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from November 28, 2022. The agreement offered UMC a revolving line of credit of NT$5 billion. This line of credit will be reduced starting from the end of the two years and five months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is May 28, 2028. As of March 31, 2025, December 31, 2024 and March 31, 2024, the unused line of credit were NT$3 billion, NT$2 billion and NT$5 billion, respectively.

Note G:

UMC entered into a 5-year loan agreement with Taipei Fubon Bank, effective from July 20, 2023. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is January 20, 2029. As of March 31, 2025, December 31, 2024 and March 31, 2024, the unused line of credit were NT$1.4 billion, nil and NT$3 billion, respectively.

Note H:

UMC entered into a 5-year loan agreement with DBS Bank, effective from March 29, 2024. The agreement offered UMC a revolving line of credit of NT$6 billion. The expiration date of the agreement is March 29, 2029. As of March 31, 2025, December 31, 2024 and March 31, 2024, the unused line of credit were NT$6 billion, NT$1.3 billion and NT$6 billion, respectively.

Note I:

UMC entered into a 5-year loan agreement with DBS Bank (Taiwan), effective from October 10, 2024. The agreement offered UMC a revolving line of credit of NT$4 billion. The expiration date of the agreement is October 10, 2029. As of March 31, 2025 and December 31, 2024, the unused line of credit were both nil.

Note J:

UMC entered into a 5-year loan agreement with Australia and New Zealand Bank, effective from September 26, 2024. The agreement offered UMC a revolving line of credit of USD 300 million. The expiration date of the agreement is September 26, 2029. As of March 31, 2025 and December 31, 2024, the unused line of credit were NT$10 billion (USD 300 million) and NT$8.5 billion (USD 260 million), respectively.

b.
Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15) Post-Employment Benefits

a. Defined contribution plan

The employee pension plan under the Labor Pension Act of R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$507 million and NT$483 million were contributed by the Company for the three-month periods ended March 31, 2025 and 2024, respectively.

b. Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month periods ended March 31, 2025 and 2024, total pension expenses of NT$7 million and NT$9 million, respectively, were recognized by the Company.

(16) Deferred Government Grants

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Beginning balance	$3,961,028	$2,547,022	$2,547,022
Arising during the period	3,722,471	2,131,264	-
Recorded in profit or loss:
Other operating income	(345,387)	(841,091)	(283,430)
Exchange effect	146,869	123,833	56,915
Ending balance	$7,484,981	$3,961,028	$2,320,507

Current (classified under other current liabilities)	$1,623,949	$906,935	$578,540
Non-current (classified under other noncurrent liabilities-others)	5,861,032	3,054,093	1,741,967
Total	$7,484,981	$3,961,028	$2,320,507

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17) Refund Liabilities (classified under other current liabilities)

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Refund liabilities	$4,351,532	$3,918,437	$2,388,502

(18) Provisions

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Onerous Contracts (classified under other current liabilities)	$212,360	$281,244	$131,051
Decommissioning Liabilities (classified under other noncurrent liabilities-others)	708,533	695,168	649,137
Others (classified under other current liabilities)	81,417	-	-
Total	$1,002,310	$976,412	$780,188

	Onerous Contracts	Decommissioning Liabilities	Others
Balance as of January 1, 2025	$281,244	$695,168	$-
Arising during the period	78,015	129	81,417
Unused provision reversed	(152,162)	-	-
Discount rate adjustment and unwinding of discount from the passage of time	-	4,715	-
Exchange effect	5,263	8,521	-
Balance as of March 31, 2025	$212,360	$708,533	$81,417

When the Company expects that the unavoidable costs of fulfilling the contractual obligations exceed the expected economic benefits from the contracts, the present obligation under the onerous contract are recognized and measured as provisions.

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost.

(19) Equity

a. Capital stock:

i. UMC had 26,000 million common shares authorized to be issued as of March 31, 2025, December 31, 2024 and March 31, 2024, of which 12,558 million shares, 12,561 million shares, and 12,529 million shares were issued as of March 31, 2025, December 31, 2024 and March 31, 2024, respectively, each at a par value of NT$10.

ii. UMC had 87 million, 115 million and 121 million ADSs, which were traded on the NYSE as of March 31, 2025, December 31, 2024 and March 31, 2024, respectively. The total number of common shares of UMC represented by all issued ADSs were 433 million shares, 576 million shares and 607 million shares as of March 31, 2025, December 31, 2024 and March 31, 2024, respectively. One ADS represents five common shares.

iii.
On December 5, 2024, UMC issued restricted stocks for its employees in a total of 33 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv. In February 2025, October 2024, July 2024, April 2024 and February 2024, UMC has recalled and cancelled 2 million shares, 0.71 million shares, 0.12 million shares, 0.45 million shares and 0.79 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b. Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i. Payment of taxes.

ii. Making up loss for preceding years.

iii. Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv. Appropriating or reversing special reserve by government officials or other regulations.

v. The remaining, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2023 was approved by the shareholders’ meeting held on May 30, 2024, while the appropriation of earnings for 2024 was proposed by the Board of Directors’ meeting on February 26, 2025. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2024	2023	2024	2023
Legal reserve	$4,738,237	$6,255,736
Special reserve	-	(2,734,057)
Cash dividends	35,787,598	37,587,102	$2.85	$3.00

The aforementioned 2023 appropriation approved by shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 27, 2024.

The cash dividend per share for 2023 was adjusted to NT$3.00011747 per share. The adjustment was due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2024.

The appropriation of 2024 unappropriated retained earnings has not yet been approved by the shareholders’ meeting as of the reporting date. Information relevant to the Board of Directors’ meeting resolutions and shareholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

c. Non-controlling interests:

	For the three-month periods ended March 31,
	2025	2024
Balance as of January 1	$256,613	$340,859
Attributable to non-controlling interests:
Net income (loss)	(33,502)	(26,547)
Other comprehensive income (loss)	29	38
Share-based payment transactions	457	1,134
Changes in subsidiaries’ ownership	(1,032)	440
Non-controlling interests	1,168	-
Ending balance	$223,733	$315,924

(20) Share-Based Payment

a. Restricted stock plan for employees

The equity-settled share-based payment of restricted stock plans for employees in each year are as follows:

	2024 Plan	2022 Plan		2020 Plan
	1st tranche	1st tranche	2nd tranche	1st tranche	2nd tranche
Resolution date of UMC’s shareholders meeting	May 30, 2024		May 27, 2022		June 10, 2020
Maximum shares to be issued (in thousands)	66,000	50,000		233,200
Eligible employees	Qualified employees of the Company	Qualified employees of the Company		Qualified employees of UMC
Issuance of shares (in thousands)	32,956	23,060	26,728	200,030	1,268
Issuance date	December 5, 2024	December 5, 2022	December 5, 2023	September 1, 2020	June 9, 2021
Weighted-average fair value on the grant date (NT$/ per share)	$39.27	$44.40	$48.90	$21.80	$53.00

The aforementioned restricted stock plans for employees are issued gratuitously and have a duration of four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. Before any employee who has been granted restricted stock award shares fulfills the vesting conditions, the rights of the restricted stocks to attendance, proposal, statement, voting and election at the shareholders’ meeting shall be exercised by an entrusted institution according to a custodial agreement. Other rights of restricted stocks including but not limited to, the right to distribution of cash dividends, stock dividends, legal reserves and capital reserves, and the preemptive right for new shares of capital increase by cash, shall be the same as those of the outstanding common shares of UMC, but are restricted from selling, pledging, setting guarantee, transferring, granting, or disposing of the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The 2024 restricted stock plan for employees includes market conditions. The compensation cost for these market conditions was measured at fair value initially by using Monte Carlo Simulation on the grant date. The assumptions used are as follows:

2024 Plan
1st tranche
Share price of measurement date (NT$/ per share)	$44.60
Expected volatility	23.76% - 34.32%
Expected life	2 - 4 years
Risk-free interest rate	1.40% - 1.46%

For the aforementioned 2024, 2022 and 2020 plans, the unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month periods ended March 31, 2025 and 2024, the compensation costs of NT$207 million and NT$275 million, respectively, were recognized in expenses by the Company.

b. Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC. The compensation plan, which was implemented in September 2020, expired in August 2024.

The compensation cost for the cash-settled share-based payment was measured at fair value initially by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of March 31, 2025, the assumptions used are as follows:

Granted in June 2021
Share price of measurement date (NT$/ per share)	$44.65
Expected volatility	25.11%
Expected life	0.19 years
Expected dividend yield	6.46%
Risk-free interest rate	1.45%

For the three-month periods ended March 31, 2025 and 2024, the compensation costs of NT$0.4 million and NT$11 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities-others amounted to NT$9 million, NT$8 million and NT$222 million as of March 31, 2025, December 31, 2024 and March 31, 2024, respectively. The intrinsic value for the liabilities of vested rights was all nil.

(21) Operating Revenues

a. Disaggregation of revenue

i. By Product

	For the three-month periods ended March 31,
	2025	2024
Wafer	$55,594,465	$51,533,775
Others	2,264,492	3,098,324
Total	$57,858,957	$54,632,099

ii. By geography

	For the three-month periods ended March 31,
	2025	2024
Taiwan	$24,336,944	$19,360,774
China (includes Hong Kong)	8,519,967	7,488,714
Japan	2,629,800	2,272,669
Korea	5,342,047	7,265,087
USA	12,854,982	13,767,800
Europe	4,172,542	4,477,028
Others	2,675	27
Total	$57,858,957	$54,632,099

The geographic breakdown of the Company's operating revenues is based on the location where the Company's customers are headquartered.

iii. By the timing of revenue recognition

	For the three-month periods ended March 31,
	2025	2024
At a point in time	$57,358,302	$53,914,781
Over time	500,655	717,318
Total	$57,858,957	$54,632,099

b. Contract balances

i. Contract assets, current

	As of
	March 31, 2025	December 31, 2024	March 31, 2024	December 31, 2023
Sales of goods and services	$767,168	$1,043,680	$982,437	$1,132,477
Less: Loss allowance	(423,360)	(417,967)	(408,188)	(392,949)
Net	$343,808	$625,713	$574,249	$739,528

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement due to litigation.

ii. Contract liabilities

	As of
	March 31, 2025	December 31, 2024	March 31, 2024	December 31, 2023
Sales of goods and services	$3,073,185	$2,660,181	$3,946,407	$3,681,352

Current	$2,607,965	$2,200,561	$3,497,847	$3,250,712
Non-current	465,220	459,620	448,560	430,640
Total	$3,073,185	$2,660,181	$3,946,407	$3,681,352

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$1,212 million and NT$1,789 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the three-month periods ended March 31, 2025 and 2024.

c. The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$369 million and NT$53 million as of March 31, 2025 and 2024, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d. Asset recognized from costs to fulfill a contract with customer

As of March 31, 2025, December 31, 2024 and March 31, 2024, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$853 million, NT$584 million and NT$717 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended March 31,
	2025			2024
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$5,838,546	$2,463,915	$8,302,461	$6,089,260	$2,725,342	$8,814,602
Labor and health insurance	331,489	125,016	456,505	367,126	140,134	507,260
Pension	387,528	126,895	514,423	371,194	120,898	492,092
Other employee benefit expenses	74,267	28,134	102,401	83,598	36,070	119,668
Depreciation	12,739,348	654,760	13,394,108	9,838,920	384,328	10,223,248
Amortization	315,979	385,302	701,281	222,988	404,812	627,800

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the three-month periods ended March 31, 2025 and 2024. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2023 were reported to the shareholders’ meeting on May 30, 2024, while the distributions of employees and directors’ compensation for 2024 were approved through the Board of Directors’ meeting on February 26, 2025. The details of distribution were as follows:

	2024	2023
Employees’ compensation – Cash	$4,509,603	$5,439,059
Directors’ compensation	45,000	45,000

The aforementioned employees and directors’ compensation for 2024 approved during the Board of Directors’ meeting were consistent with amounts recognized by the Company.

The aforementioned employees and directors’ compensation for 2023 reported during the shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 27, 2024.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(23) Net Other Operating Income and Expenses

	For the three-month periods ended March 31,
	2025	2024
Government grants	$454,541	$492,818
Rental income from property, plant and equipment	47,092	50,454
Gain on disposal of property, plant and equipment	19,629	32,831
Others	(59,042)	(63,150)
Total	$462,220	$512,953

(24) Non-Operating Income and Expenses

a. Other gains and losses

	For the three-month periods ended March 31,
	2025	2024
Loss on valuation of financial assets and liabilities at fair value through profit or loss	$(564,708)	$(428,142)
Others	(14)	19,992
Total	$(564,722)	$(408,150)

b. Finance costs

	For the three-month periods ended March 31,
	2025	2024
Interest expenses
Bonds payable	$110,522	$140,022
Bank loans	220,194	204,464
Lease liabilities	50,631	46,197
Others	4,808	4,404
Financial expenses	12,818	19,792
Total	$398,973	$414,879

(25) Components of Other Comprehensive Income (Loss)

	For the three-month period ended March 31, 2025
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$583,395	$-	$583,395	$(2,453)	$580,942
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(558,224)	-	(558,224)	-	(558,224)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	4,696,653	-	4,696,653	(332,200)	4,364,453
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	103,728	8	103,736	(1,794)	101,942
Total other comprehensive income (loss)	$4,825,552	$8	$4,825,560	$(336,447)	$4,489,113

	For the three-month period ended March 31, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$1,852,889	$-	$1,852,889	$46,034	$1,898,923
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	595,478	-	595,478	-	595,478
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5,122,067	-	5,122,067	106,430	5,228,497
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	237,993	-	237,993	(6,683)	231,310
Total other comprehensive income (loss)	$7,808,427	$-	$7,808,427	$145,781	$7,954,208

(26) Income Tax

a.
The major components of income tax for the three-month periods ended March 31, 2025 and 2024 were as follows:

i.
Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended March 31,
	2025	2024
Current income tax expense (benefit):
Current income tax charge	$1,374,314	$1,547,833
Adjustments in respect of current income tax of prior periods	7,722	18,952
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	233,039	742,323
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	3,510	-
Deferred income tax related to changes in tax rates	-	69
Adjustment of prior year’s deferred income tax	(681)	(3,492)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(14,572)	(14,396)
Income tax expense recorded in profit or loss	$1,603,332	$2,291,289

ii.
Deferred income tax related to components of other comprehensive income (loss)

(i)
Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2025	2024
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(2,453)	$46,034

(ii)
Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2025	2024
Exchange differences on translation of foreign operations	$(332,200)	$106,430
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(1,794)	(6,683)
Income tax related to items that may be reclassified subsequently to profit or loss	$(333,994)	$99,747

b.
The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of March 31, 2025, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2022, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2013.

c.
UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2025.

d.
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions and was gradually coming into effect or implemented. There was no material impact on current income tax expense of the Company for the three-month periods ended March 31, 2025 and 2024.

(27) Earnings Per Share

a. Earnings per share-basic

	For the three-month periods ended March 31,
	2025	2024
Net income attributable to the parent company	$7,776,741	$10,456,142
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,484,781	12,414,088
Earnings per share-basic (NTD)	$0.62	$0.84

b. Earnings per share-diluted

	For the three-month periods ended March 31,
	2025	2024
Net income attributable to the parent company	$7,776,741	$10,456,142
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,484,781	12,414,088
Effect of dilution
Restricted stocks for employees	19,866	77,135
Employees’ compensation	74,560	86,302
Weighted-average number of ordinary shares after dilution (thousand shares)	12,579,207	12,577,525
Earnings per share-diluted (NTD)	$0.62	$0.83

(28) Reconciliation of Liabilities Arising from Financing Activities

For the three-month period ended March 31, 2025:

			Non-cash changes
Items	As of January 1, 2025	Cash flows	Foreign exchange	Others (Note A)	As of March 31, 2025
Short-term loans	$8,515,000	$(2,015,000)	$-	$-	$6,500,000
Long-term loans (current portion included)	36,476,909	(11,002,686)	184,278	-	25,658,501
Bonds payable (current portion included)	30,051,568	-	-	48,961	30,100,529
Guarantee deposits (current portion included)	42,874,494	(547,998)	255,973	-	42,582,469 (Note B)
Lease liabilities	6,419,016	(211,427)	121,511	10,436	6,339,536

For the three-month period ended March 31, 2024:

			Non-cash changes
Items	As of January 1, 2024	Cash flows	Foreign exchange	Others (Note A)	As of March 31, 2024
Short-term loans	$13,530,000	$(2,400,000)	$-	$-	$11,130,000
Long-term loans (current portion included)	22,883,344	(1,487,854)	213,601	-	21,609,091
Bonds payable (current portion included)	38,359,352	(2,100,030)	-	48,042	36,307,364
Guarantee deposits (current portion included)	41,599,386	(281,922)	1,129,551	-	42,447,015 (Note B)
Lease liabilities	5,393,187	(168,772)	42,480	697,379	5,964,274

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Guarantee deposits mainly consisted of deposits of capacity reservation.

7. RELATED PARTY TRANSACTIONS

In addition to those disclosed in other notes, the following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)
Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries	Associate
YANN YUAN INVESTMENT CO., LTD.	Associate
PHOTRONICS DNP MASK CORPORATION	Other related party

(2)
Significant Related Party Transactions

a. Operating transactions

Operating revenues

	For the three-month periods ended March 31,
	2025	2024
Associates	$674,155	$680,071

Accounts receivable, net

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$252,938	$456,332	$336,614
ARTERY TECHNOLOGY CORPORATION, LTD.	109,369	148,508	75,138
FARADAY TECHNOLOGY CORPORATION (SUZHOU)	-	-	55,380
Others	-	493	1,838
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries
HYCON TECHNOLOGY CORPORATION	43,508	-	-
Others	5,960	14,680	1,287
Total	$411,775	$620,013	$470,257

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end 30 - 60 days.

b.
Significant asset transactions

Acquisition of investments accounted for under the equity method

For the three-month period ended March 31, 2025: None.

	Transaction underlying	Trading Volume (In thousands of shares)	Purchase price
			For the three-month period ended March 31, 2024
Associates	Stock of FARADAY	1,723	$533,973

Please refer to Note 6(7) for the relevant information.

Acquisition of intangible assets

	Purchase price
	For the three-month period ended March 31,
	2025	2024
Associates	$16,834	$3,781

c.
Others

Mask expenditure

	For the three-month periods ended March 31,
	2025	2024
Other related party	$691,398	$704,266

Other payables of mask expenditure

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Other related party	$789,006	$621,737	$778,448

Cash dividends from investments accounted for under the equity method

	For the three-month periods ended March 31,
	2025	2024
Associates	$117,300	$-

d.
Key management personnel compensation

	For the three-month periods ended March 31,
	2025	2024
Short-term employee benefits	$439,399	$492,162
Post-employment benefits	624	726
Share-based payment	81,547	111,683
Others	91	88
Total	$521,661	$604,659

8. ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of
	March 31, 2025	December 31, 2024	March 31, 2024	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$1,011,903	$1,009,000	$1,314,289	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	237,051	237,051	238,736	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,647	18,647	18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	64,950	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	8,118	8,118	8,118	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	38,073	38,073	36,970	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	-	-	1,000,000	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Time deposit)	496,950	490,950	479,100	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	4,401,809	4,377,176	4,503,806	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	3,578,813	4,057,201	5,860,455	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	273,176	269,152	269,888	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$10,129,490	$10,570,318	$13,794,959

9. SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)
As of March 31, 2025, amounts available under unused letters of credit were NT$0.5 billion.

(2)
As of March 31, 2025, the Company entrusted financial institutions to open performance guarantee, mainly related to the customs tax and electricity supply guarantee, amounting to NT$0.9 billion.

(3)
The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$4.1 billion. As of March 31, 2025, the portion of royalties and development fees not yet recognized was NT$1.3 billion.

(4)
The Company entered into several construction contracts for the expansion of its operations. As of March 31, 2025, these construction contracts amounted to approximately NT$66.4 billion and the portion of the contracts not yet recognized was approximately NT$12.1 billion.

(5)
The Company entered into several wafer fabrication contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)
The Company has entered into long-term contracts with multiple suppliers for the purchase of renewable energy. The relative duration, anticipated quantity and pricing of the energy purchase are specified in the contracts.

10. SIGNIFICANT DISASTER LOSS

None.

11. SIGNIFICANT SUBSEQUENT EVENTS

None.

12. OTHERS

(1) Categories of financial instruments

	As of
Financial Assets	March 31, 2025	December 31, 2024	March 31, 2024
Financial assets at fair value through profit or loss	$18,329,615	$18,456,932	$18,136,108
Financial assets at fair value through other comprehensive income	17,632,064	17,209,328	19,536,849
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	106,347,447	104,993,968	119,425,045
Receivables	36,643,071	34,994,933	34,360,718
Refundable deposits	2,004,411	1,992,400	3,265,200
Other financial assets	3,561,874	3,739,224	5,841,721
Total	$184,518,482	$181,386,785	$200,565,641

Financial Liabilities
Financial liabilities at fair value through profit or loss	$1,098,893	$901,000	$1,561,120
Financial liabilities measured at amortized cost
Short-term loans	6,500,000	8,515,000	11,130,000
Payables	39,756,713	42,259,798	44,642,889
Guarantee deposits (current portion included)	42,582,469	42,874,494	42,447,015
Bonds payable (current portion included)	30,100,529	30,051,568	36,307,364
Long-term loans (current portion included)	25,658,501	36,476,909	21,609,091
Lease liabilities	6,339,536	6,419,016	5,964,274
Total	$152,036,641	$167,497,785	$163,661,753

(2) Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2025 and 2024 decreases/increases by NT$1,099 million and NT$817 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2025 and 2024 decreases/increases by NT$909 million and NT$173 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2025 and 2024 decreases/increases by NT$177 million and NT$272 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the three-month periods ended March 31, 2025 and 2024 to decrease/increase by NT$8 million and NT$8 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the three-month periods ended March 31, 2025 and 2024 by NT$241 million and NT$260 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the three-month periods ended March 31, 2025 and 2024 by NT$718 million and NT$829 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

(4) Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of March 31, 2025, December 31, 2024 and March 31, 2024, accounts receivable from the top ten customers represent 65%, 66% and 61% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5) Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of March 31, 2025
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$6,626,869	$-	$-	$-	$6,626,869
Payables	39,518,076	-	-	-	39,518,076
Guarantee deposits	292,697	4,641,883	25,905,670	11,742,219	42,582,469
Bonds payable (Note)	403,908	16,659,317	12,103,095	2,115,113	31,281,433
Long-term loans	6,197,100	10,557,694	10,632,783	74,784	27,462,361
Lease liabilities	833,887	1,511,300	1,452,774	4,329,744	8,127,705
Total	$53,872,537	$33,370,194	$50,094,322	$18,261,860	$155,598,913
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(5,277)	$-	$-	$-	$(5,277)

	As of December 31, 2024
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$8,683,215	$-	$-	$-	$8,683,215
Payables	42,136,632	-	-	-	42,136,632
Guarantee deposits	921,134	4,571,633	27,522,150	9,859,577	42,874,494
Bonds payable (Note)	340,976	16,675,030	12,146,745	2,118,683	31,281,434
Long-term loans	6,354,561	11,490,087	21,478,391	93,106	39,416,145
Lease liabilities	830,618	1,509,438	1,437,870	4,442,706	8,220,632
Total	$59,267,136	$34,246,188	$62,585,156	$16,514,072	$172,612,552
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(1,039)	$-	$-	$-	$(1,039)

	As of March 31, 2024
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$11,337,555	$-	$-	$-	$11,337,555
Payables	44,308,456	-	-	-	44,308,456
Guarantee deposits	1,229,415	3,618,931	26,763,262	10,835,407	42,447,015
Bonds payable (Note)	12,730,675	10,964,793	12,277,695	2,129,393	38,102,556
Long-term loans	3,309,488	13,107,017	6,209,652	860,017	23,486,174
Lease liabilities	708,208	1,394,962	1,317,382	4,150,576	7,571,128
Total	$73,623,797	$29,085,703	$46,567,991	$17,975,393	$167,252,884

Note:

UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$6,398 million, NT$5,893 million and NT$6,722 million as of March 31, 2025, December 31, 2024 and March 31, 2024, respectively. Please refer to Note 6(13) for the terms of redemption.

(6) Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of March 31, 2025

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 24 million	March 12, 2025 - April 25, 2025

As of December 31, 2024

Forward exchange contracts have been settled.

As of March 31, 2024

None.

(7) Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.
Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of March 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$523,380	$-	$31,917	$555,297
Financial assets at fair value through profit or loss, noncurrent	5,435,232	18,900	12,320,186	17,774,318
Financial assets at fair value through other comprehensive income, current	6,398,188	-	-	6,398,188
Financial assets at fair value through other comprehensive income, noncurrent	7,967,177	-	3,266,699	11,233,876
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	5,277	1,093,616	1,098,893

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$606,016	$2	$-	$606,018
Financial assets at fair value through profit or loss, noncurrent	5,703,325	18,800	12,128,789	17,850,914
Financial assets at fair value through other comprehensive income, current	5,893,377	-	-	5,893,377
Financial assets at fair value through other comprehensive income, noncurrent	7,879,553	-	3,436,398	11,315,951
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	1,039	899,961	901,000

	As of March 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$450,991	$-	$-	$450,991
Financial assets at fair value through profit or loss, noncurrent	6,407,335	19,400	11,258,382	17,685,117
Financial assets at fair value through other comprehensive income, current	6,721,549	-	-	6,721,549
Financial assets at fair value through other comprehensive income, noncurrent	9,860,899	-	2,954,401	12,815,300
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	1,561,120	1,561,120

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the three-month periods ended March 31, 2025 and 2024, there were no transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2025	$3,008,183	$3,403,933	$5,596,447	$54,766	$65,460	$12,128,789	$3,231,518	$204,880	$3,436,398
Recognized in profit (loss)	196,093	(9,089)	(192,496)	(723)	800	(5,415)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(8,776)	(264)	(9,040)
Acquisition	62,250	-	167,509	30,976	-	260,735	-	-	-
Disposal	(1,950)	-	-	(30,976)	-	(32,926)	-	-	-
Return of capital	-	-	(2,261)	-	-	(2,261)	(160,659)	-	(160,659)
Transfer out of Level 3	(60,000)	-	-	-	-	(60,000)	-	-	-
Exchange effect	8,294	21,987	32,622	278	-	63,181	-	-	-
As of March 31, 2025	$3,212,870	$3,416,831	$5,601,821	$54,321	$66,260	$12,352,103	$3,062,083	$204,616	$3,266,699

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2025	$899,961
Recognized in profit (loss)	193,655
As of March 31, 2025	$1,093,616

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2024	$3,036,255	$2,786,634	$4,274,896	$-	$153,300	$10,251,085	$3,062,325	$175,063	$3,237,388
Recognized in profit (loss)	421,150	4,783	50,895	-	2,560	479,388	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(292,807)	9,820	(282,987)
Acquisition	243,339	227,932	97,833	18,029	-	587,133	-	-	-
Disposal	(70,737)	(87,939)	(79,686)	-	-	(238,362)	-	-	-
Exchange effect	25,870	62,286	86,854	288	3,840	179,138	-	-	-
As of March 31, 2024	$3,655,877	$2,993,696	$4,430,792	$18,317	$159,700	$11,258,382	$2,769,518	$184,883	$2,954,401

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2024	$1,019,362
Recognized in profit (loss)	541,758
As of March 31, 2024	$1,561,120

The total profit (loss) of NT$(5) million and NT$479 million for the three-month periods ended March 31, 2025 and 2024, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit (loss) of NT$(194) million and NT$(542) million for the three-month periods ended March 31, 2025 and 2024, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of March 31, 2025
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2025 by NT$325 million and NT$283 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the three-month period ended March 31, 2025 by NT$232 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Convertible bonds	Binomial tree valuation model	Volatility	56.77%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could increase/decrease the Company’s profit (loss) for the three-month period ended March 31, 2025 by NT$0.2 million and NT$0.2 million, respectively.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	24.91%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2025 by NT$85 million and NT$99 million, respectively.

As of March 31, 2024
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2024 by NT$298 million and NT$232 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the three-month period ended March 31, 2024 by NT$201 million.

Fund	Net asset value approach	N/A	N/A	N/A	N/A
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	28.14%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2024 by NT$85 million and NT$84 million, respectively.

b.
Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of March 31, 2025

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$30,072,799	$24,438,390	$5,634,409	$-	$30,100,529
Long-term loans (current portion included)	25,658,501	-	25,658,501	-	25,658,501

As of December 31, 2024

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$30,020,005	$24,409,952	$5,610,053	$-	$30,051,568
Long-term loans (current portion included)	36,476,909	-	36,476,909	-	36,476,909

As of March 31, 2024

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$36,332,440	$30,772,286	$5,560,154	$-	$36,307,364
Long-term loans (current portion included)	21,609,091	-	21,609,091	-	21,609,091

(8) Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	March 31, 2025			December 31, 2024
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,158,797	33.13	$38,390,931	$1,135,303	32.73	$37,158,473
JPY:USD	5,418,367	0.0067	1,202,720	3,508,746	0.0064	734,984
SGD:USD	203,653	0.7452	5,027,886	169,091	0.7348	4,066,659
USD:RMB	438,732	7.1782	14,323,042	351,316	7.1884	11,245,592
USD:JPY	101,719	149.53	3,355,330	119,794	158.17	3,941,156
Non-Monetary items
USD:NTD	192,568	33.13	6,379,766	198,151	32.73	6,485,482
Financial Liabilities
Monetary items
USD:NTD	824,485	33.23	27,397,633	798,182	32.83	26,204,313
JPY:USD	6,048,897	0.0068	1,366,833	4,362,898	0.0065	931,021
SGD:USD	159,899	0.7484	3,976,574	162,496	0.7380	3,937,045
USD:RMB	158,140	7.1782	5,219,448	159,134	7.1884	5,151,076
USD:JPY	46,843	149.53	1,573,888	49,095	158.17	1,647,048

	As of
	March 31, 2024
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,218,562	31.94	$38,920,863
JPY:USD	380,442	0.007	80,199
SGD:USD	210,643	0.7398	4,977,321
USD:RMB	286,188	7.0950	8,899,710
USD:JPY	137,657	151.40	4,366,252
Non-Monetary items
USD:NTD	179,075	31.94	5,719,646
Financial Liabilities
Monetary items
USD:NTD	959,850	32.04	30,753,591
JPY:USD	274,562	0.007	58,940
SGD:USD	231,917	0.7431	5,521,700
USD:RMB	230,456	7.0950	7,248,335
USD:JPY	52,895	151.40	1,710,562

The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

(9) Significant intercompany transactions among consolidated entities for the three-month periods ended March 31, 2025 and 2024 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of March 31, 2025, December 31, 2024 and March 31, 2024 were as follows:

	As of
	March 31, 2025	December 31, 2024	March 31, 2024
Total liabilities	$182,133,652	$192,015,673	$188,844,536
Less: Cash and cash equivalents	106,353,757	(105,000,226)	(119,431,260)
Net debt	75,779,895	87,015,447	69,413,276
Total equity	390,828,631	378,185,004	378,228,050
Total capital	$466,608,526	$465,200,451	$447,641,326
Debt to capital ratios	16.24%	18.70%	15.51%

13. ADDITIONAL DISCLOSURES

(1) The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a. Financing provided to others for the three-month period ended March 31, 2025: Please refer to Attachment 2.

b. Endorsement/Guarantee provided to others for the three-month period ended March 31, 2025: Please refer to Attachment 3.

c. Securities held as of March 31, 2025 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d. Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2025: Please refer to Attachment 5.

e. Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2025: Please refer to Attachment 6.

f. Names, locations and related information of investees as of March 31, 2025 (excluding investment in Mainland China): Please refer to Attachment 7.

(2) Investment in Mainland China

a. Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 8.

b. Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 3 and 5.

14. OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

For the three-month period ended March 31, 2025

				Transactions
No. (Note 1)	Related party	Counterparty	Relationship with the Company (Note 2)	Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$12,704,729	Net 60 days	22%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,076,014	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	279,182	Net 30 days	0%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	7,863	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	1,406,167	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	962,272	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	103,714	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	65,006	-	0%

For the three-month period ended March 31, 2024

				Transactions
No. (Note 1)	Related party	Counterparty	Relationship with the Company (Note 2)	Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$13,328,718	Net 60 days	24%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,519,322	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	274,858	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	7,000	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	114,438	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	4,141	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	1,098,610	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	677,500	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	265,562	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	178,360	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	106,034	Month-end 30 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	217	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the three-month period ended March 31, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Collateral
No.	Lender	Counterparty	Financial statement account	Related party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counterparty	Limit of total financing amount
None

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Receiving party
No. (Note 1)	Endorsor/Guarantor	Company name	Relationship (Note 2)	Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$175,772,204	$8,914,080	$6,494,544 (Note 5)	$6,324,641 (Note 5)	$-	1.66%	$175,772,204

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Receiving party
No. (Note 1)	Endorsor/Guarantor	Company name	Relationship (Note 2)	Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$18,338,783	$1,510,160	$1,100,492	$1,071,977	$-	2.70%	$18,338,783

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50% of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.

              5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

6. A company that all capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

              7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor, and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of March 31, 2025.
Note 5: Total endorsement amount is up to RMB 1.43 billion. As of March 31, 2025, actual amount provided was NT$6.33 billion.
Note 6: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2025.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2025.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Significant securities held as of March 31, 2025) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					March 31, 2025
Investor Company	Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
UNITED MICROELECTRONICS CORPORATION	Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600		$356,800	1.07		$356,800	None
	Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		783,899	-		783,899	None
	Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144		976,562	9.79		976,562	None
	Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		315,129	-		315,129	None
	Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680		1,145,228	7.66		1,145,228	None
	Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530		369,194	6.29		369,194	None
	Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357		210,550	0.73		210,550	None
	Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	11,740		6,398,188	1.93		6,398,188	None
	Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	15,129		2,340,653	10.57		2,340,653	None
	Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960		1,947,417	8.41		1,947,417	None
	Stock	KAI-HONG ENERGY CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	6,469		64,865	7.49		64,865	None
	Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164		3,455,648	7.14		3,455,648	None
	Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	4,705		2,564,112	0.77		2,564,112	None
	Stock-preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000		204,616	-		204,616	None
FORTUNE VENTURE CAPITAL CORP.	Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		199,380	-		199,380	None
	Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,356		202,753	2.72		202,753	None
	Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741		315,479	2.56		315,479	None
	Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,489		876,753	1.81		876,753	None
	Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	400		220,000	0.24		220,000	None
	Stock-preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	23,909		116,269	-		116,269	None
	Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500		656,565	7.00		656,565	None
TLC CAPITAL CO., LTD.	Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	14		565,496	-		565,496	None
	Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		145,434	-		145,434	None
	Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422		530,586	0.77		530,586	None
	Stock-preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767		287,788	-		287,788	None
UMC CAPITAL CORP.	Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	11,869	-	USD	11,869	None
	Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	18,054	-	USD	18,054	None
	Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	13,761	7.76	USD	13,761	None
	Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,755	5.03	USD	6,755	None
	Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	12,265	-	USD	12,265	None
	Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	9,517	-	USD	9,517	None
	Fund	7V AI CAPITAL LLC	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	13,458	-	USD	13,458	None
	Stock-preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	6,432	-	USD	6,432	None

ATTACHMENT 4 (Significant securities held as of March 31, 2025) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					March 31, 2025
Investor Company	Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
UMC CAPITAL CORP.	Stock-preferred stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,907	USD	8,214	-	USD	8,214	None
	Stock-preferred stock	SILICON BOX PTE. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	156	USD	7,088	-	USD	7,088	None

ATTACHMENT 5 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Subsidiary	Sales		$12,704,729	29%	Net 60 days	N/A	N/A		$6,076,014	23%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		284,713	1%	Month-end 60 days	N/A	N/A		220,342	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		279,182	1%	Net 30 days	N/A	N/A		7,863	0%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales		132,813	0%	Month-end 60 days	N/A	N/A		108,798	0%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	369,561	89%	Net 60 days	N/A	N/A	USD	181,221	84%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	40,840	10%	Net 60 days	N/A	N/A	USD	27,816	13%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	3,204	1%	Net 60 days	N/A	N/A	USD	1,991	1%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	JPY	6,516,064	36%	Net 60 days	N/A	N/A	JPY	4,362,066	29%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	RMB	22,986	2%	Net 60 days	N/A	N/A	RMB	14,293	2%

ATTACHMENT 6 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Subsidiary		$-		$6,076,014		$58		$6,076,072	7.79		$-	-		$2,932,787		$4,312
HSUN CHIEH INVESTMENT CO., LTD.	Associate		-		-		342,997		342,997	-		-	-		-		-
FARADAY TECHNOLOGY CORPORATION	Associate		-		220,342		13		220,355	6.00		-	-		13		0
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate		-		108,798		-		108,798	4.14		-	-		-		0

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance									Overdue receivables
Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	JPY	-	JPY	4,362,066	JPY	-	JPY	4,362,066	6.69	JPY	-	-	JPY	1,519,257	JPY	-

ATTACHMENT 7 (Names, locations and related information of investee companies as of March 31, 2025) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Investor Company				Initial Investment				Investment as of March 31, 2025
	Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$2,557,567	$123	$123
	UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	185,246	1,884	1,884
	UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	103,500	USD	103,500	93,663	100.00	5,770,934	(287,852)	(287,852)
	GREEN EARTH LIMITED	Samoa	Investment holding	USD	1,549,000	USD	1,549,000	1,549,000	100.00	28,600,086	1,325,309	1,325,309
	TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	460,109	100.00	5,051,516	(68,177)	(68,177)
	UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	50,504	1,068	1,068
	FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	613,549	100.00	7,214,887	(7,525)	(7,525)
	UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	28,158	244	244
	OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	904,622	8,962	8,962
	SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	166,383	(2,131)	(2,131)
	BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	40,920,827	1,581,592	1,581,592
	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	27,652,443	66,805	66,805
	WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	78.87	761,671	(163,267)	(128,803)
	MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(1,660)	-
	UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	464,007	(234,922)	(98,667)
	TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		1,109,500		1,109,500	154,734	40.00	1,232,403	(164,271)	(65,709)
	HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		307,448		317,045	1,098,863	36.49	11,117,804	(482,531)	(176,066)
	YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	234,600	26.78	9,370,080	29,572	7,918
	SILICON INTEGRATED SYSTEMS CORP.	Hsinchu City, Taiwan	Research, manufacturing and sales of integrated circuits		3,527,742		3,527,742	92,648	17.99	3,249,558	(656)	(1,744)
	FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		572,891		572,891	35,963	13.80	2,518,196	346,217	47,522
	UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,775,835		2,775,835	198,878	13.01	14,024,274	914,544	82,252

ATTACHMENT 7 (Names, locations and related information of investee companies as of March 31, 2025) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Investor Company				Initial Investment				Investment as of March 31, 2025
	Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount		Net income (loss) of investee company		Investment income (loss) recognized		Note
FORTUNE VENTURE CAPITAL CORP.	TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	10,858	95.24		$125,387		$(1,612)		$(1,535)
	PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	40.00		12,435		30		12
	UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		125,131		84,699		21,293
	WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.63		6,743		(163,267)		(1,038)
TLC CAPITAL CO., LTD.	SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		12,298		(1,158)		(1,158)
	HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		260,994		(19,943)		(7,977)
	VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(3,843)		-
UMC CAPITAL CORP.	TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,473	USD	3,473	-	10.38	USD	730	USD	(6,124)	USD	(509)
TERA ENERGY DEVELOPMENT CO., LTD.	EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	460	USD	460	460	100.00		22,070		493		493
WAVETEK MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00		3,115		(8)		(8)
BEST ELITE INTERNATIONAL LIMITED	INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00		41,687,251		1,580,696		1580696
INFOSHINE TECHNOLOGY LIMITED	OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00		41,687,251		1,580,696		1580696
OMNI GLOBAL LIMITED	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00		51,638		616		616
	ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00		833,599		10,042		10,042
GREEN EARTH LIMITED	UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	1,546,050	USD	1,546,050	1,546,050	100.00		29,832,520		1,324,756		1,324,756

ATTACHMENT 8 (Investment in Mainland China as of March 31, 2025)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

					Investment flows
Investee company	Main businesses and products	Total amount of paid-in capital	Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2025	Outflow	Inflow	Accumulated outflow of investment from Taiwan as of March 31, 2025	Net income (loss) of investee company	Percentage of ownership	Investment income (loss) recognized (Note 2)	Carrying amount as of March 31, 2025	Accumulated inward remittance of earnings as of March 31, 2025
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	$26,504 (USD 800)	(ii)SOARING CAPITAL CORP.	$26,504 (USD 800)	$-	$-	$26,504 (USD 800)	$(1,158)	100%	$(1,158) (iii)	$12,256	$-
EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	14,942 (USD 451)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	15,240 (USD 460)	-	-	15,240 (USD 460)	479	100%	479 (iii)	19,426	165,584 (USD 4,998)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	2,782,920 (USD 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	670,882 (USD 20,250)	-	-	670,882 (USD 20,250)	85,029 (RMB 18,696)	25.14%	21,335 (RMB 4,691) (iii)	121,450 (RMB 26,704)	-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	14,304,579 (RMB 3,145,246)	(ii)OAKWOOD ASSOCIATES LIMITED	10,240,549 (USD 309,102)	-	-	10,240,549 (USD 309,102)	1,573,235 (RMB 345,918)	100.00% (Note 4)	1,573,235 (RMB 345,918) (ii)	40,752,854 (RMB 8,960,610)	-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	73,667,567 (RMB 16,197,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	50,861,640 (USD 1,535,214) (Note 5)	-	-	50,861,640 (USD 1,535,214) (Note 5)	2,112,346 (RMB 464,456)	100%	2,112,346 (RMB 464,456) (ii)	47,013,117 (RMB 10,337,097)	-

Accumulated investment in Mainland China as of March 31, 2025		Investment amounts authorized by Investment Commission, MOEA		Upper limit on investment
	$61,814,815 (USD 1,865,826)		$93,340,197 (USD 2,817,392)		$234,362,939

Note 1 : The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 : The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 : Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.

Note 4 : The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of March 31, 2025, the amount of investment has been all remitted.
Note 5 : The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.

              The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 2,412,313 thousand. As of March 31, 2025, the amount of investment has been all remitted.